
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
HeavyTech, Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Indiana

       Date of organization
       November 25, 2024

Physical address of issuer
7566 East Lakewood Dr -92, Roanoke, IN 46783

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$23,991.50	$25.00
Cash & Cash Equivalents	$12,395.02	$25.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$267,732.92	-$5,031


May 26, 2026

FORM C-AR

HeavyTech, Inc.

HEAVYTECH
VEHICLES FOR CONSTRUCTION, FARM, AND RANCH


This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by HeavyTech, Inc., a Indiana Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.heavytech.ai.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 26, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar

meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

HeavyTech, Inc. (the "Company") is a Indiana Corporation, formed on November 25, 2024.

The Company is located at 7566 East Lakewood Dr -92, Roanoke, IN 46783.

The Company's website is www.heavytech.ai.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

HeavyTech, Inc. designs and manufactures high-performance hybrid and electric construction machinery for contractors, municipalities, and industrial operators seeking efficient, sustainable, and cost-effective equipment. We develop and produce our machines in-house, prioritizing durability, ease of maintenance, and right-to-repair principles to provide a smart alternative to traditional OEMs.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.
We are a startup Company and our business model currently focuses on the development of hybrid and electric vehicles rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately March of 2026, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new product candidates to market;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.

We are a startup company and our business model currently focuses on the development of hybrid and electric vehicles rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately March of 2026, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new product candidates to market;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have very limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Indiana on November 25, 2024. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our prototype vehicles and associated marketing programs, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our hybrid and electric off-highway vehicles is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing of hybrid and electric off-highway vehicles and thus may be better equipped than us to develop and commercialize hybrid and electric off-highway vehicles. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be

significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our hybrid and electric off-highway vehicles will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide our components, materials, and subsystems for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide our components, materials, and subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component, material, or subsystem.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract

customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

Customers often finance purchases of our products, particularly heavy-duty vehicles for off-highway use.

Declines in the lending environment including fewer lenders, tighter underwriting and loan approval criteria, greater down payment requirements and, in some cases, higher interest rates have impaired customers' ability to finance and purchase our products. If credit conditions worsen, and adversely affect the ability of customers to finance potential purchases at acceptable terms and interest rates, it could result in a decrease in sales of our products or delay any improvement in our sales.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any15 compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our

operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by utilizing best practices in data encryption, multi-factor authentication, and secure local and cloud storage. The expenses associated with protecting our information/ these steps could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our global operations are required to comply with the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions and with U.S. and foreign export control, trade embargo and customs laws.

If we fail to comply with them, we could suffer civil and criminal sanctions.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.

In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Robert Prohaska, Davide De Silvio, Andrew Johnson, Ryan Twiss, and Michael Terzo who are Co-Founder and Director, Co-Founder and Director, Co- Founder and Director, Co-Founder and Director, and President and Director of the Company. The Company has or intends to enter into employment agreements with Robert Prohaska, Davide De Silvio, Andrew Johnson, Ryan Twiss, and Michael Terzo although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Robert Prohaska, Davide De Silvio, Andrew Johnson,

Ryan Twiss, and Michael Terzo or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company intends to use the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Robert Prohaska, Davide De Silvio, Andrew Johnson, Ryan Twiss, and Michael Terzo in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Robert Prohaska, Davide De Silvio, Andrew Johnson, Ryan Twiss, and Michael Terzo die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and EU nations.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional

expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which18 are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID- 19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc.. If our employees are not able to travel to meet suppliers, customers, or other operational activities, this may negatively effect our business. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.

Because pricing for the majority of our cellulose specialty fibers customers is set annually, we typically have very limited ability to pass along fluctuations in costs to customers after pricing has been established. Raw material costs and energy, such as electricity, steel, and aluminum are a significant operating expense. The cost of raw materials and energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. For example, steel and aluminum, both key manufacturing inputs, have historically had significant price volatility. Price increases and general volatility could adversely affect our business and results of operations.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.

We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.

Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in

industries such as construction and agriculture where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail

to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.

We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single- source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as Parker Hannifin, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in

loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot

effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our prototype vehicles and associated marketing programs, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our hybrid and electric off-highway vehicles is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing of hybrid and electric off-highway vehicles and thus may be better equipped than us to develop and commercialize hybrid and electric off-highway vehicles. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our hybrid and electric off-highway vehicles will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide our components, materials, and subsystems for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide our components, materials, and subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component, material, or subsystem.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

Customers often finance purchases of our products, particularly heavy-duty vehicles for off-highway use.

Declines in the lending environment including fewer lenders, tighter underwriting and loan approval criteria, greater down payment requirements and, in some cases, higher interest rates have impaired customers' ability to finance and purchase our products. If credit conditions worsen, and adversely affect the ability of customers to finance potential purchases at acceptable terms and interest rates, it could result in a decrease in sales of our products or delay any improvement in our sales.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by utilizing best practices in data encryption, multi-factor authentication, and secure local and cloud storage. The expenses associated with protecting our information/ these steps could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our global operations are required to comply with the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions and with U.S. and foreign export control, trade embargo and customs laws.

If we fail to comply with them, we could suffer civil and criminal sanctions.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.

In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Robert Prohaska, Davide De Silvio, Andrew Johnson, Ryan Twiss, and Michael Terzo who are Co-Founder and Director, Co-Founder and Director, Co-Founder and Director, Co-Founder and Director, and President and Director of the Company. The Company has or intends to enter into employment agreements with Robert Prohaska, Davide De Silvio, Andrew Johnson, Ryan Twiss, and Michael Terzo although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Robert Prohaska, Davide De Silvio, Andrew Johnson, Ryan Twiss, and Michael Terzo or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company intends to use the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Robert Prohaska, Davide De Silvio, Andrew Johnson, Ryan Twiss, and Michael Terzo in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Robert Prohaska, Davide De Silvio, Andrew Johnson, Ryan Twiss, and Michael Terzo die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and EU nations.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact,

among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc.. If our employees are not able to travel to meet suppliers, customers, or other operational activities, this may negatively effect our business. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.

Because pricing for the majority of our cellulose specialty fibers customers is set annually, we typically have very limited ability to pass along fluctuations in costs to customers after pricing has been established. Raw material costs and energy, such as electricity, steel, and aluminum are a significant operating expense. The cost of raw materials and energy can be volatile and are

susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. For example, steel and aluminum, both key manufacturing inputs, have historically had significant price volatility. Price increases and general volatility could adversely affect our business and results of operations.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.

We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.

Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries such as construction and agriculture where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not

effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.
We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as Parker Hannifin, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a

defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we

address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company

has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

HeavyTech, Inc. designs and manufactures high-performance hybrid and electric construction machinery for contractors, municipalities, and industrial operators seeking efficient, sustainable, and cost-effective equipment. We develop and produce our machines in-house, prioritizing durability, ease of maintenance, and right-to-repair principles to provide a smart alternative to traditional OEMs.

Business Plan

HeavyTech, Inc., based in Fort Wayne, Indiana, is developing hybrid and electric compact construction vehicles for contractors, landscapers, agricultural operators, and private landowners. The company aims to provide sustainable, high-performance, and cost-effective equipment that meets modern job site demands while reducing reliance on diesel fuel. Led by industry experts with experience in construction, automotive, and clean energy technologies, HeavyTech recently raised funding through equity crowdfunding (Reg CF) and is currently raising funding through an accredited investor offering (Reg D 506C) to support prototype development, facility acquisition, and production scaling. With a strategic manufacturing plan, the company anticipates achieving profitability by 2027 and capturing significant market share in the compact work vehicle segment.

HeavyTech is developing three primary vehicle models: the HT-1 Mini Excavator, HT-2 Compact Track Loader, and HT-3 Compact Articulated Loader, all available in hybrid and fully electric configurations. Initial production is expected to begin at the in Fort Wayne, with a future

transition to a dedicated manufacturing facility in Northeast Indiana. This location provides access to a strong industrial supply chain, supporting cost-efficient, high-quality production. The company will implement automation, precision assembly, and just-in-time inventory systems to optimize efficiency and cost.

HeavyTech projects steady growth, with a target of reaching profitability by 2027. By 2030, the company aims to sell 8,500 units annually, generating approximately $340 million in revenue. Unlike major competitors such as Caterpillar, Volvo, Komatsu, and Bobcat, which primarily focus on diesel or premium-priced electric models, HeavyTech differentiates itself by offering cost-effective, flexible hybrid and electric alternatives. Its equipment is designed for affordability, ease of maintenance, and right-to-repair principles, appealing to customers looking for fuel-efficient and practical solutions.

As HeavyTech prepares for commercialization, the company will ensure compliance with emissions and safety regulations, including EPA and CARB standards, OSHA workplace safety requirements, and industry certifications such as ANSI, SAE, and CE marking for potential international expansion. With governments pushing for lower emissions and electrification in industrial equipment, HeavyTech is well-positioned to meet evolving regulatory standards. Through its innovative product lineup, lean manufacturing strategy, and focus on user-friendly designs, HeavyTech aims to become a leading force in sustainable construction and agricultural equipment.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Robert Prohaska

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Nov 2024 - Present: HeavyTech Inc. Nov 2024 - Present: Co-Founder and Board Member.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Previous positions at Pratt Miller: Sr. Chief Engineer 2/22-2/24 Chief Engineer 10/20-5/22 Project Lead 7/18-10/20

Education

Bachelor's of Science Mechanical Engineering - Michigan Technological University Master of Business Administration - University of Colorado Denver

Name

Davide De Silvio

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Nov 2024 - Present: HeavyTech Inc. Nov 2024 - Present: Co-Founder and Board Member.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jul 2024 - Sep 2024: Liebherr-Components AG - LIEBHERR Group Jul 2024 - Sep 2024: Global Sales Director Large Engines Apr 2013 - Dec 2023: FPT Industrial – Fiat Industrial, CNH Industrial, IVECO Group Apr 2022 - Dec 2023: Global Head of Sales – ePowertrain, Jul 2019 - Mar 2022: Global Director of Sales – ePowertrain

Education

1994 - 2000: B.Sc. & M.Sc. Mechanical Engineering Energy, five-year degree course at the Politecnico di Milano. State exam as Engineer in 2001. Milan, Italy.

Name

Andrew Johnson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Nov 2024 - Present: HeavyTech Inc. Nov 2024 - Present: Co-Founder and Board Member.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Owner: O-ring Sales & Service, Inc.; 2015-Present CEO: ShelfAware LLC; 2017-Present

Education

Bachelors in Accounting: Missouri State University: 2008

Name

Ryan Twiss

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Nov 2024 - Present: HeavyTech Inc. Nov 2024 - Present: Co-Founder and Board Member.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Strategy Officer Mission: B.U.I.L.D. February 17, 2025 - Present Lead operations, business development, innovation and technology alignment, and government relations. VP of Regional Initiatives / Executive Director of the Northeast Indiana Regional Development Authority Northeast Indiana Regional Partnership January 1, 2017- February 14, 2025 Oversaw all community development activities for an 11-county economic development organization, including industry cluster development, fundraising. Managed $125 million portfolio of infrastructure incentive investments.

Education

Bachelors of Arts, Indiana University Bloomington Juris Doctorate, Indiana University Maurer School of Law Indiana Bar Membership (license inactive in good standing)

Name

Michael Terzo

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Nov 2024 - Present: HeavyTech Inc. Nov 2024 - Present: Co-Founder, President, and Board Member.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder and CEO Xirro, LLC. August 2022 to Present Founder and CEO Terzo Power Systems, LLC June 2014 to August 2022

Education

B.S. Mechanical Engineering December 1998 – Montana State University, Bozeman Montana PROFFESIONAL ENGINEER REGISTRATION: Indiana PE 123200501

Name

Nicholas Darrah

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Nov 2024 - Present: HeavyTech Inc. Feb 2025 - Present: Co-Founder, and Board Member.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Northeast Indiana Regional Partnership Vice President of Partnerships & Government Relations Jan 2024 - Present Northeast Indiana Regional Partnership Sr. Director of Stakeholder and Government Relations Feb 2022 - May 2025 Northeast Indiana Regional Partnership Director of Stakeholder Development Feb 2018 - Feb 2022

Education

Purdue University Fort Wayne Master of Business Administration

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Michael Terzo

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Nov 2024 - Present: HeavyTech Inc. Nov 2024 - Present: Co-Founder, President, and Board Member.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder and CEO Xirro, LLC. August 2022 to Present Founder and CEO Terzo Power Systems, LLC June 2014 to August 2022

Education

B.S. Mechanical Engineering December 1998 – Montana State University, Bozeman Montana PROFFESIONAL ENGINEER REGISTRATION: Indiana PE 123200501

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Indiana law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class B Common Stock
Amount outstanding	1,600,000
Voting Rights	Class B Common Stock carries enhanced voting rights, with each share granting 10 votes. Shares of Class B Common Stock may only be transferred to other holders of Class B Common Stock or with Board approval. Any unauthorized transfer may result in the automatic conversion of Class B Common Stock to Class B-1 Common Stock. Furthermore, Class B Common Stock automatically converts to Class B-1 Common Stock upon transfer to an unapproved party, as outlined in the Corporation's Articles of Incorporation.
Anti-Dilution Rights	Class B Common Stock does not have any anti-dilution rights. Class B Common Stock does not carry any put or call rights.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Class B Common Stock carries 10 votes per share, giving its holders significant voting control over company decisions. This structure may limit the influence of Class A Preferred Stockholders on corporate governance, as Class B Common shareholders retain a stronger voting position. Additionally, while Class B Common Stock does not have anti-dilution protections, any future issuance of Class B Common shares could contribute to overall dilution, potentially impacting the relative ownership and influence of Class A Preferred Stockholders. However, Class A Preferred Stock maintains liquidation preference, ensuring priority in asset distribution over Class B Common shareholders in the event of a company sale or dissolution.
Other Material Terms or information.	The above 16% is based on the total authorized 10M million shares.

Type of security	Class B-1 Common Stock
Amount outstanding	4,113,233
Voting Rights	Class B-1 Common Stock carries one vote per share, giving holders standard voting rights on general corporate matters. Shares of Class B-1 Common Stock may be freely transferable, subject to compliance with applicable securities laws. Class B-1 Common Stockholders shall have no priority in the distribution of assets during liquidation, dissolution, or winding up of the Corporation.
Anti-Dilution Rights	Class B-1 Common Stock does not have any anti-dilution rights. Class B-1 Common Stock does not carry any put or call rights.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Class B-1 Common Stock may contribute to dilution of Class A Preferred Stock by increasing the total number of outstanding shares, which can affect the relative ownership percentage of Class A Preferred shareholders. However, Class B-1 Common Stock does not have enhanced voting rights like Class B Common Stock, meaning it does not significantly limit the governance influence of Class A Preferred shareholders. Additionally, Class A Preferred Stock maintains liquidation preference, ensuring priority in asset distribution over Class B-1 Common shareholders in the event of a company sale or dissolution.
Other Material Terms or information.	The above 41.13% is based on the total authorized 10M million shares.

Type of security	Class A Preferred Stock
Amount outstanding	385,800
Voting Rights	Each share of Class A Preferred Stock is entitled to one (1) vote per share. Holders do not have enhanced or super voting rights but do have priority in asset distribution in the event of liquidation.
Anti-Dilution Rights	The Securities do not have anti-dilution rights.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	The Company does not have the right to repurchase the Class A Preferred Stock. The Class A Preferred Stock has one (1) vote per share and priority over company assets in the event of liquidation. Transfers require Board approval except for certain permitted transfers. Dividends may be declared at the Board's discretion but are not guaranteed. There is no automatic conversion or redemption right. No mandatory repurchase provision is outlined in the governing documents. The above 41.13% is based on the total authorized 10M million shares.

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	385,800	$261,340.70	Intermediary Fees, Campaign marketing expenses or related reimburseme	May 5, 2025	Regulation CF

			nt, Attorney Fees, Accountant/Auditor Fees, General Marketing, Manufacturing, Equipment Purchase, Future Wages, General Working Capital, Prototype Development		

Ownership

The ownership of the company consists of multiple classes of stock, including Class A Preferred Stock, Class B Common Stock, and Class B-1 Common Stock. Class A Preferred Stock is set aside for future investors, advisors, and the employee option pool, providing priority in company assets during liquidation with limited voting rights on specific events. Class B Common Stock is held by founders and key stakeholders, carrying 10 votes per share to maintain strategic control. Class B-1 Common Stock is designated for key stakeholders, carrying 1 vote per share. The majority of ownership remains with the founding team, while additional shares are allocated to support future investment, employee incentives, and advisory contributions to drive the company's growth.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Michael B. Terzo	89.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company, and our primary expenses consist of research and development, prototyping, engineering, regulatory compliance, and general administrative costs. We do not

anticipate generating revenue until we begin production and sales, which we expect to commence in the later part of 2025.

We do not expect to achieve profitability in the next 12 months. Our primary objectives during this period are to develop our prototype vehicle to demonstrate the performance capabilities of our technology and position the company for a strong follow-up funding round. To achieve these objectives, management will focus on finalizing engineering and design, advancing prototype testing, securing key supplier relationships, and engaging with potential strategic partners and investors.

Liquidity and Capital Resources

On May 5, 2025 the Company conducted an offering pursuant to Regulation CF and raised $261,340.70.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
We have a Reg D 506B offering open.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated

on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Property, Goods or Services

Related Person/Entity	The related person in this transaction is Michael Terzo, who serves as a majority owner, director, and officer of HeavyTech, Inc. and is also the 100% owner of Xirro, LLC. Given his ownership and leadership role in both companies, this transaction is classified as a related-party transaction under Regulation Crowdfunding (Reg CF) disclosure requirements.
Relationship to the Company	The related person, Michael Terzo, is a majority owner, director, and officer of HeavyTech, Inc. Additionally, he is the 100% owner of Xirro, LLC, which is supplying hybrid powertrain systems to HeavyTech. As part of this arrangement, Xirro, LLC will receive Non-Recurring Engineering (NRE) development funds to support the development and integration of the hybrid powertrain into HeavyTech's construction equipment. This dual ownership establishes a related-party transaction, requiring full disclosure under Regulation Crowdfunding (Reg CF) guidelines to ensure transparency
Total amount of money involved	$60,000.00
Benefits or compensation received by related person	As the sole owner of Xirro, LLC, Michael Terzo expects to receive financial compensation through Xirro, LLC's revenue from supplying hybrid powertrains to HeavyTech. This compensation is based on the purchase price of the powertrain units, associated engineering services, and licensing fees for HeavyTech's use of Xirro's proprietary hybrid powertrain technology. Additionally, Xirro, LLC is expected to receive Non-Recurring Engineering (NRE) payments in 2025 and potentially in the future to support the continued development, refinement, and integration of hybrid powertrain technology into HeavyTech's expanding product lineup.

Benefits or compensation received by Company	HeavyTech, Inc. benefits from this arrangement by gaining access to proprietary hybrid powertrain technology that is tailored for high-performance, fuel-efficient construction equipment. This relationship allows HeavyTech to integrate customized, reliable hybrid systems into its vehicles while maintaining cost control and competitive pricing. Additionally, the partnership with Xirro, LLC helps streamline the development process, ensuring that HeavyTech can rapidly prototype, test, and launch its hybrid-powered equipment in the market. HeavyTech recognizes the potential conflict of interest in this transaction and is committed to ensuring that all agreements with Xirro, LLC are negotiated on an arm's-length basis to maintain fairness and transparency for investors. These transactions will be fully disclosed in regulatory filings, and the company will implement proper oversight measures to align with investor interests and corporate governance best practices.
Description of the transaction	HeavyTech, Inc. has entered into a related-party transaction with Xirro, LLC, a company wholly owned by Michael Terzo, who is also a majority owner and director of HeavyTech, Inc. Under this arrangement, Xirro, LLC will supply hybrid powertrain systems for HeavyTech's hybrid and electric construction equipment, including the HT-1 Mini Excavator, HT-2 Compact Track Loader, and HT-3 Compact Articulated Loader. The powertrain technology provided by Xirro, LLC is a critical component of HeavyTech's hybrid vehicle lineup, enabling the company to offer cost-effective, fuel-efficient, and high-performance equipment to its target market. As part of this arrangement, Xirro, LLC will receive Non-Recurring Engineering (NRE) development funds to support the development and integration of the hybrid powertrain into HeavyTech's construction equipment and prototype vehicles. Additionally, HeavyTech will enter into a licensing agreement with Xirro, LLC, granting HeavyTech the rights to utilize Xirro's hybrid powertrain technology for its vehicles. This licensing agreement is a key component of the

	related-party transaction, ensuring that HeavyTech has ongoing access to proprietary hybrid technology while allowing Xirro, LLC to retain ownership of the intellectual property.

Company Intellectual Property

Related Person/Entity	The related person in this transaction is Michael Terzo, who serves as a majority owner, director, and officer of HeavyTech, Inc. and is also the 100% owner of Xirro, LLC. Given his ownership and leadership role in both companies, this transaction is classified as a related-party transaction under Regulation Crowdfunding (Reg CF) disclosure requirements.
Relationship to the Company	The related person, Michael Terzo, is a majority owner, director, and officer of HeavyTech, Inc. Additionally, he is the 100% owner of Xirro, LLC, which is supplying hybrid powertrain systems to HeavyTech. As part of this arrangement, Xirro, LLC will receive Non-Recurring Engineering (NRE) development funds to support the development and integration of the hybrid powertrain into HeavyTech's construction equipment. This dual ownership establishes a related-party transaction, requiring full disclosure under Regulation Crowdfunding (Reg CF) guidelines to ensure transparency
Total amount of money involved	$0.00
Benefits or compensation received by related person	As the sole owner of Xirro, LLC, Michael Terzo expects to receive financial compensation through Xirro, LLC's revenue from supplying hybrid powertrains to HeavyTech. This compensation is based on the purchase price of the powertrain units, associated engineering services, and licensing fees for HeavyTech's use of Xirro's proprietary hybrid powertrain technology. Additionally, Xirro, LLC is expected to receive Non-Recurring Engineering (NRE) payments in 2025 and potentially in the future to support the continued development, refinement, and integration of hybrid powertrain technology into HeavyTech's expanding product lineup.

Benefits or compensation received by Company	HeavyTech, Inc. benefits from this arrangement by gaining access to proprietary hybrid powertrain technology that is tailored for high-performance, fuel-efficient construction equipment. This relationship allows HeavyTech to integrate customized, reliable hybrid systems into its vehicles while maintaining cost control and competitive pricing. Additionally, the partnership with Xirro, LLC helps streamline the development process, ensuring that HeavyTech can rapidly prototype, test, and launch its hybrid-powered equipment in the market. HeavyTech recognizes the potential conflict of interest in this transaction and is committed to ensuring that all agreements with Xirro, LLC are negotiated on an arm's-length basis to maintain fairness and transparency for investors. These transactions will be fully disclosed in regulatory filings, and the company will implement proper oversight measures to align with investor interests and corporate governance best practices.
Description of the transaction	HeavyTech, Inc. has entered into a related-party transaction with Xirro, LLC, a company wholly owned by Michael Terzo, who is also a majority owner and director of HeavyTech, Inc. Under this arrangement, Xirro, LLC will supply hybrid powertrain systems for HeavyTech's hybrid and electric construction equipment, including the HT-1 Mini Excavator, HT-2 Compact Track Loader, and HT-3 Compact Articulated Loader. The powertrain technology provided by Xirro, LLC is a critical component of HeavyTech's hybrid vehicle lineup, enabling the company to offer cost-effective, fuel-efficient, and high-performance equipment to its target market. As part of this arrangement, Xirro, LLC will receive Non-Recurring Engineering (NRE) development funds to support the development and integration of the hybrid powertrain into HeavyTech's construction equipment and prototype vehicles. Additionally, HeavyTech will enter into a licensing agreement with Xirro, LLC, granting HeavyTech the rights to utilize Xirro's hybrid powertrain technology for its vehicles. This licensing agreement is a key component of the

	related-party transaction, ensuring that HeavyTech has ongoing access to proprietary hybrid technology while allowing Xirro, LLC to retain ownership of the intellectual property.

Company Future Transactions

Related Person/Entity	The related person in this transaction is Michael Terzo, who serves as a majority owner, director, and officer of HeavyTech, Inc. and is also the 100% owner of Xirro, LLC. Given his ownership and leadership role in both companies, this transaction is classified as a related-party transaction under Regulation Crowdfunding (Reg CF) disclosure requirements.
Relationship to the Company	The related person, Michael Terzo, is a majority owner, director, and officer of HeavyTech, Inc. Additionally, he is the 100% owner of Xirro, LLC, which is supplying hybrid powertrain systems to HeavyTech. As part of this arrangement, Xirro, LLC will receive Non-Recurring Engineering (NRE) development funds to support the development and integration of the hybrid powertrain into HeavyTech's construction equipment. This dual ownership establishes a related-party transaction, requiring full disclosure under Regulation Crowdfunding (Reg CF) guidelines to ensure transparency
Total amount of money involved	$0.00
Benefits or compensation received by related person	As the sole owner of Xirro, LLC, Michael Terzo expects to receive financial compensation through Xirro, LLC's revenue from supplying hybrid powertrains to HeavyTech. This compensation is based on the purchase price of the powertrain units, associated engineering services, and licensing fees for HeavyTech's use of Xirro's proprietary hybrid powertrain technology. Additionally, Xirro, LLC is expected to receive Non-Recurring Engineering (NRE) payments in 2025 and potentially in the future to support the continued development, refinement, and integration of hybrid powertrain technology into HeavyTech's expanding product lineup.

Benefits or compensation received by Company	HeavyTech, Inc. benefits from this arrangement by gaining access to proprietary hybrid powertrain technology that is tailored for high-performance, fuel-efficient construction equipment. This relationship allows HeavyTech to integrate customized, reliable hybrid systems into its vehicles while maintaining cost control and competitive pricing. Additionally, the partnership with Xirro, LLC helps streamline the development process, ensuring that HeavyTech can rapidly prototype, test, and launch its hybrid-powered equipment in the market. HeavyTech recognizes the potential conflict of interest in this transaction and is committed to ensuring that all agreements with Xirro, LLC are negotiated on an arm's-length basis to maintain fairness and transparency for investors. These transactions will be fully disclosed in regulatory filings, and the company will implement proper oversight measures to align with investor interests and corporate governance best practices.
Description of the transaction	HeavyTech, Inc. has entered into a related-party transaction with Xirro, LLC, a company wholly owned by Michael Terzo, who is also a majority owner and director of HeavyTech, Inc. Under this arrangement, Xirro, LLC will supply hybrid powertrain systems for HeavyTech's hybrid and electric construction equipment, including the HT-1 Mini Excavator, HT-2 Compact Track Loader, and HT-3 Compact Articulated Loader. The powertrain technology provided by Xirro, LLC is a critical component of HeavyTech's hybrid vehicle lineup, enabling the company to offer cost-effective, fuel-efficient, and high-performance equipment to its target market. As part of this arrangement, Xirro, LLC will receive Non-Recurring Engineering (NRE) development funds to support the development and integration of the hybrid powertrain into HeavyTech's construction equipment and prototype vehicles. Additionally, HeavyTech will enter into a licensing agreement with Xirro, LLC, granting HeavyTech the rights to utilize Xirro's hybrid powertrain technology for its vehicles. This licensing agreement is a key component of the

	related-party transaction, ensuring that HeavyTech has ongoing access to proprietary hybrid technology while allowing Xirro, LLC to retain ownership of the intellectual property.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	The related person in this transaction is Michael Terzo, who serves as a majority owner, director, and officer of HeavyTech, Inc. and is also the 100% owner of Xirro, LLC. Given his ownership and leadership role in both companies, this transaction is classified as a related-party transaction under Regulation Crowdfunding (Reg CF) disclosure requirements.
Relationship to the Company	The related person, Michael Terzo, is a majority owner, director, and officer of HeavyTech, Inc. Additionally, he is the 100% owner of Xirro, LLC, which is supplying hybrid powertrain systems to HeavyTech. As part of this arrangement, Xirro, LLC will receive Non-Recurring Engineering (NRE) development funds to support the development and integration of the hybrid powertrain into HeavyTech's construction equipment. This dual ownership establishes a related-party transaction, requiring full disclosure under Regulation Crowdfunding (Reg CF) guidelines to ensure transparency
Total amount of money involved	$60,000.00
Benefits or compensation received by related person	As the sole owner of Xirro, LLC, Michael Terzo expects to receive financial compensation through Xirro, LLC's revenue from supplying hybrid powertrains to HeavyTech. This compensation is based on the purchase price of the powertrain units, associated engineering services, and licensing fees for HeavyTech's use of Xirro's proprietary hybrid powertrain technology. Additionally, Xirro, LLC is expected to receive Non-Recurring Engineering (NRE) payments in 2025 and potentially in the future to support the continued development, refinement, and integration of hybrid powertrain technology into HeavyTech's expanding product lineup.

Benefits or compensation received by Company	HeavyTech, Inc. benefits from this arrangement by gaining access to proprietary hybrid powertrain technology that is tailored for high-performance, fuel-efficient construction equipment. This relationship allows HeavyTech to integrate customized, reliable hybrid systems into its vehicles while maintaining cost control and competitive pricing. Additionally, the partnership with Xirro, LLC helps streamline the development process, ensuring that HeavyTech can rapidly prototype, test, and launch its hybrid-powered equipment in the market. HeavyTech recognizes the potential conflict of interest in this transaction and is committed to ensuring that all agreements with Xirro, LLC are negotiated on an arm's-length basis to maintain fairness and transparency for investors. These transactions will be fully disclosed in regulatory filings, and the company will implement proper oversight measures to align with investor interests and corporate governance best practices.
Description of the transaction	HeavyTech, Inc. has entered into a related-party transaction with Xirro, LLC, a company wholly owned by Michael Terzo, who is also a majority owner and director of HeavyTech, Inc. Under this arrangement, Xirro, LLC will supply hybrid powertrain systems for HeavyTech's hybrid and electric construction equipment, including the HT-1 Mini Excavator, HT-2 Compact Track Loader, and HT-3 Compact Articulated Loader. The powertrain technology provided by Xirro, LLC is a critical component of HeavyTech's hybrid vehicle lineup, enabling the company to offer cost-effective, fuel-efficient, and high-performance equipment to its target market. As part of this arrangement, Xirro, LLC will receive Non-Recurring Engineering (NRE) development funds to support the development and integration of the hybrid powertrain into HeavyTech's construction equipment and prototype vehicles. Additionally, HeavyTech will enter into a licensing agreement with Xirro, LLC, granting HeavyTech the rights to utilize Xirro's hybrid powertrain technology for its vehicles. This licensing agreement is a key component of the

	related-party transaction, ensuring that HeavyTech has ongoing access to proprietary hybrid technology while allowing Xirro, LLC to retain ownership of the intellectual property. The total amount of money involved in this related-party transaction includes an initial $5,500 Non-Recurring Engineering (NRE) deposit already paid to Xirro, LLC for the early-stage development and integration of the hybrid powertrain into HeavyTech's construction equipment. Additionally, the total expected transaction amount for 2025 is projected to be between $50,000 and $750,000, depending on the scale of product development, prototype testing, licensing fees, and early production needs. This includes further NRE payments, the procurement of hybrid powertrain systems, and the licensing agreement that grants HeavyTech the rights to utilize Xirro's technology for its vehicles.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Michael Terzo
(Signature)

Michael Terzo
(Name)

Co-Founder and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

HeavyTech, Inc.

Balance Sheet

Basis: Accrual

As of 31 Dec 2025

Account	Total
Assets	
Current Assets	
Cash and Cash Equivalents	
Cash	
Total for Cash	**0.00**
Bank	
CASH - Operating	5,388.74
CASH - Operating, Transfers	6,947.76
CASH - Savings	58.52
Total for Bank	**12,395.02**
Total for Cash and Cash Equivalents	**12,395.02**
Accounts Receivable	
Total for Accounts Receivable	**0.00**
Other current assets	
Total for Other current assets	**0.00**
Total for Current Assets	**12,395.02**
Non Current Assets	
Total for Non Current Assets	**0.00**
Fixed Assets	
Furniture and Equipment	11,596.48
Total for Fixed Assets	**11,596.48**
Other Assets	
Total for Other Assets	**0.00**
Total for Assets	**23,991.50**
Liabilities & Equities	
Liabilities	

Account	Total
Current Liabilities	
Accounts Payable	
Total for Accounts Payable	**0.00**
Other Current Liabilities	
Total for Other Current Liabilities	**0.00**
Total for Current Liabilities	**0.00**
Non Current Liabilities	
Total for Non Current Liabilities	**0.00**
Other Liabilities	
Total for Other Liabilities	**0.00**
Total for Liabilities	**0.00**
Equities	
Additional Paid In Capital	5,374.72
Founder Common Stock	30,056.02
Reg CF Class A Preferred Stock	261,324.70
Accumulated Deficit	-272,763.94
Total for Equities	**23,991.50**
Total for Liabilities & Equities	**23,991.50**

Amount is displayed in your base currency **USD

HeavyTech, Inc.

Profit and Loss

Basis: Accrual

From 01 Jan 2025 To 31 Dec 2025

Account	Total
Operating Income	
General Income	952.13
Other Charges	0.46
Total for Operating Income	**952.59**
Cost of Goods Sold	
Total for Cost of Goods Sold	**0.00**
Gross Profit	**952.59**
Operating Expense	
Advertising And Marketing	7,474.18
Ask Accountant	56.00
Bank Fees and Charges	459.00
Consultant Expense	724.00
Fuel/Mileage Expenses	202.78
Fundraising and Investor Expenses	5,835.00
Insurance	5,531.40
IT and Internet Expenses	4,060.32
Legal	6,000.00
Lodging	2,928.01
Meals and Entertainment	2,178.58
Office Supplies	4,600.81
Operating Expenses	0.46
Parking	181.00
Professional and Networking Membership	1,677.67
Rent Expense	9,000.00
Research and Development	195,150.66
Shop Supplies	1,347.81

Account	Total
Shop Tools and Equipment	4,887.97
Software-Recurring	4,151.56
Tradeshows	7,624.95
Travel Expense	613.35
Outside Development	4,000.00
Total for Operating Expense	**268,685.51**
Operating Profit	**-267,732.92**
Non Operating Income	
Total for Non Operating Income	**0.00**
Non Operating Expense	
Total for Non Operating Expense	**0.00**
Net Profit/Loss	**-267,732.92**

Amount is displayed in your base currency **USD

HeavyTech, Inc.

Movement of Equity

Basis: Accrual

From 01 Jan 2025 To 31 Dec 2025

Account	Total
Opening Balance	25.00
Changes in Equity	
Current Year Earnings	-267,732.92
Equity - Reg CF Stock	261,324.70
Shareholder Equity	30,374.72
Net Changes in Equity	**23,966.50**
Closing Balance	**23,991.50**

Amount is displayed in your base currency **USD

HeavyTech, Inc.

Cash Flow Statement

From 01 Jan 2025 To 31 Dec 2025

Account	Total
Beginning Cash Balance	**25.00**
Cash Flow from Operating Activities	
Accounts Payable	0.00
Additional Paid-In Capital	0.00
Net Income	-267,732.92
Non-cash adjustments	
Non-cash adjustments Total	**0.00**
Net cash provided by Operating Activities	**-267,732.92**
Cash Flow from Investing Activities	
Furniture and Equipment	-11,596.48
Net cash provided by Investing Activities	**-11,596.48**
Cash Flow from Financing Activities	
Equity - Reg CF Stock	261,324.70
Shareholder Equity	30,374.72
Net cash provided by Financing Activities	**291,699.42**
Net Change in cash	**12,370.02**
Ending Cash Balance	**12,395.02**

Amount is displayed in your base currency **USD

HeavyTech, Inc.
Notes to Financial Statements
December 31, 2025

NOTE 1 — NATURE OF BUSINESS

HeavyTech, Inc. ("HeavyTech" or the "Company") is a development-stage company focused on the design and development of hybrid and electric off-highway construction equipment, including compact track loaders, articulated loaders, and mini excavators. The Company is headquartered in Indiana and is focused on the development of environmentally responsible and high-performance machinery for commercial and industrial applications.

NOTE 2 — BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") on the accrual basis of accounting.

Cash and cash equivalents consist of cash held in operating accounts.

Property and equipment are stated at cost. The Company capitalizes equipment purchases exceeding management's capitalization threshold. Depreciation expense was not material for the year ended December 31, 2025.

Research and development costs are expensed as incurred.

The Company uses estimates and assumptions in preparing financial statements in conformity with GAAP. Actual results could differ from those estimates.

NOTE 3 — GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred operating losses and negative cash flows from operations since inception and has an accumulated deficit of approximately $272,764 as of December 31, 2025.

Management intends to continue raising capital through equity financing and crowdfunding activities to support ongoing operations and product development. There can be no assurance that additional financing will be available when needed or on acceptable terms.

These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are issued.

NOTE 4 — PROPERTY AND EQUIPMENT

Description	Amount
Furniture and Equipment	$11,596
Total Property and Equipment	$11,596

Depreciation expense was not material during the year ended December 31, 2025.

NOTE 5 — EQUITY

During 2025, the Company raised approximately $261,325 through a Regulation Crowdfunding offering involving the issuance of Class A Preferred Stock.

In addition, founders and shareholders contributed capital to support operations and development activities. Such contributions were recorded as additional paid-in capital.

NOTE 6 — RELATED PARTY TRANSACTIONS

During the year ended December 31, 2025, certain shareholders and founders contributed funds to support the Company's working capital and operating activities. Contributions not expected to be repaid were recorded as equity contributions within additional paid-in capital.

Prepared by Management

HeavyTech, Inc.

Michael Terzo
Director and Co-Founder

HEAVYTECH, INC.
STATEMENT OF FINANCIAL POSITION

	As of January 31,2025	Inception through December 31, 2024
ASSETS		
Current Assets:		
Cash and Cash Equivalents	917	25
Total Current Assets	917	25
TOTAL ASSETS	917	25
LIABILITIES AND EQUITY		
TOTAL LIABILITIES	-	-
EQUITY		
Common Stock: Class B	145	145
Common Stock: Class B-1	400	400
APIC	29,511	4,511
Accumulated Deficit	(29,139)	(5,031)
TOTAL EQUITY	917	25
TOTAL LIABILITIES AND EQUITY	917	25

See Accompanying Notes to these Unaudited Financial Statements

HEAVYTECH, INC.
STATEMENT OF OPERATIONS

	Period Ended January 31, 2025	Inception through December 31, 2024
Operating Expenses		
Advertising and Marketing	3,123	114
General and Administrative	5,485	3,917
Professional Fees	6,000	-
Research and Development	9,500	1,000
Total Operating Expenses	**24,108**	**5,031**
Total Loss from Operations	**(24,108)**	**(5,031)**
Net Income (Loss)	**(24,108)**	**(5,031)**

See Accompanying Notes to these Unaudited Financial Statements

HEAVYTECH, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Preferred Stock: Class A		Common Stock: Class B		Common Stock: Class B-1			Retained Earnings	Total Shareholders'
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	APIC	(Deficit)	Equity
Beginning balance at 11/25/24	-	-	-	-	-	-	-	-	-
Issuance of Common Stock	-	-	1,450,000	145	4,000,000	400	-	-	545
Additional Paid in Capital	-	-	-	-	-	-	4,511	-	4,511
Net income (loss)	-	-	-	-	-	-	-	(5,031)	(5,031)
Ending balance at 12/31/24	-	-	1,450,000	145	4,000,000	400	4,511	(5,031)	25
Additional Paid in Capital	-	-	-	-	-	-	25,000	-	25,000
Net income (loss)	-	-	-	-	-	-	-	(24,108)	(24,108)
Ending balance at 1/31/25	-	-	1,450,000	145	4,000,000	400	29,511	(29,139)	917

See Accompanying Notes to these Unaudited Financial Statements

HEAVYTECH, INC.
STATEMENT OF CASH FLOWS

	Period Ended January 31, 2025	Inception through December 31, 2024
OPERATING ACTIVITIES		
Net Income (Loss)	(24,108)	(5,031)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-	-
Net Cash provided by (used in) Operating Activities	(24,108)	(5,031)
INVESTING ACTIVITIES		
Net Cash provided by (used in) Investing Activities	-	-
FINANCING ACTIVITIES		
Common Stock: Class B	-	145
Common Stock: Class B-1	-	400
APIC	25,000	4,511
Net Cash provided by (used in) Financing Activities	25,000	5,056
Cash at the beginning of the period	25	-
Net cash increase (decrease) for the period	892	25
Cash at end of period	917	25

See Accompanying Notes to these Unaudited Financial Statements

HeavyTech, Inc
Notes to the Unaudited Financial Statements
January 31st, 2025
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

HeavyTech, Inc. ("the Company") was incorporated in Indiana on November 25, 2024. The Company plans to earn revenue through selling mini excavators, compact track loaders, and compact articulated loaders. Revenue will come from direct sales, leasing, service packages, and potential dealer and rental partnerships. The Company's headquarters is in Roanoke, Indiana, and will transition to an official facility as it scales. The Company's customers will be located globally, including construction firms, municipalities, and rental providers.

The Company will be conducting both a Reg D 506c and a Reg CF campaign in 2025 to raise its initial seed capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of January 31, 2025 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $917 and $25 in cash and cash equivalents as of January 31, 2025 and December 31, 2024, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company is currently in the pre-revenue phase. The Company plans to generate revenues through the sale, lease, and servicing of mini excavators, compact track loaders, and compact articulated loaders. Revenue will be generated via direct sales, leasing agreements, and service packages, with potential dealer and rental partnerships.

Performance obligations related to customer contracts will be identified and analyzed upon execution of the first contract. Payment options will be determined at the commencement of sales.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of software expenses, telephone expenses, and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. We have identified the following related party transactions:

Xirro, LLC, which is 100% owned by Michael Terzo, President and Co-Founder, provides powertrain technology via an exclusive license agreement to the Company in exchange for 700,000 Class B Common stock which represent 12.8% equity and 37.8% voting rights.

Additionally, the FSPC Charitable Irrevocable Trust, Catholic Charitable Trust, TRT Mission Fund, and TCRT Mission Fund, trusts controlled by Michael Terzo, President and Co-Founder were involved in the Company's initial funding. Together, these trusts received 4,000,000 Class B-1 Common stock, which represent 73.4% equity and 21.6% voting rights in the Company.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no debts or long-term obligations as of January 31, 2025.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of capital stock, of which 3,000,000 shares are classified as Class A Preferred stock, 1,600,000 as Class B Common stock and 5,400,000 as Class B-1 Common Stock. All the shares have a par value of $0.0001 per share. As of December 31, 2024 and January 31, 2025, there was 1,450,000 shares of Class B Common stock and 4,000,000 shares of Class B-1 Common issued and outstanding.

Voting:
- Class A preferred stockholders are entitled to one (1) vote per share.
- Class B common stockholders are entitled to ten (10) votes per share.
- Class B-1 common stockholders are entitled to one (1) vote per share.

Dividends: All shareholders entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to January 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 1, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.